U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                             0-20915
                         SEC FILE NUMBER
                   NOTIFICATION OF LATE FILING
                           37246F 102
                          CUSIP NUMBER
                           FORM 10-QSB

                  For period ended June 30, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I--Registrant Information

     Full name of Registrant:  Geo Petroleum, Inc.
     501 Deep Valley Drive, Suite 300, Rolling Hills Estates,
     CA  90274
     --------------------------------------------------------
     Address of principal executive office

Part II--Rules 12b-25 (b) and (c)

     Not applicable, except that the subject quarterly report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III--Narrative

     State below in reasonable detail the reasons why Form
     10-QSB could not be filed within the prescribed period:

     The Company experienced a temporary accounting staff shortage which delayed the filing of its 10QSB. Two key members of the accounting staff were out of the office for personal reasons, but have since returned to full time. The staff shortage has been remedied and the Company expects to file its 10QSB on Wednesday, August 20, 1997.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Gerald T. Raydon, 310-539-8191

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

     Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

     No

If so attach an explanation of the anticipated change, both narratively and quantitatively.


Geo Petroleum, Inc.
-------------------------------------------
Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 8/11/97

By  GERALD T. RAYDON
---------------------------
Gerald T. Raydon, President